Exhibit 2.1

SECOND Amendment to Merger Agreement

This SECOND Amendment to Merger Agreement (this “Amendment”), dated as of December 8, 2023, is entered into by and among (i) Lakeshore Acquisition II Corp., a Cayman Islands exempted company (which shall reincorporate as a Delaware corporation in connection with the consummation of the transactions contemplated hereby) (together with its successors, including after the Reincorporation (as defined below), the “Purchaser”), (ii) LBBB Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) RedOne Investment Limited, a British Virgin Islands company, in the capacity as the representative from and after the Effective Time for the stockholders of the Purchaser as of immediately prior to the Effective Time and their successors and assignees) (the “Purchaser Representative”), (iv) Tie (James) Li, an individual, in the capacity as the representative from and after the Effective Time for the stockholders of the Company as of immediately prior to the Effective Time (the “Seller Representative”), and (v) Nature’s Miracle Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative and the Company (collectively, the “Parties”) entered into that certain Merger Agreement dated as of September 9, 2022 (as amended by the First Amendment to the Merger Agreement dated as of June 7, 2023, the “Merger Agreement”); and

WHEREAS, the Parties hereto wish to make certain amendments to the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

2.1. Covenants. Section 5.21 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

5.21 Further Extension. In the event that a monthly extension (the “Extension”) of the time available under Purchaser’s Organizational Documents for Purchaser to complete the Business Combination is sought by Purchaser pursuant to approval by Purchaser’s shareholders at a duly called general meeting of shareholders, Purchaser may seek a loan from the Company for such Extension and shall give advance written notice of at least five (5) business days prior to the deadline for the Company’s loan obligations hereunder to the Company requiring the Company to provide a loan for the payment of costs derived from the additional premium to be paid to the shareholders of Purchaser in connection with such Extension (the “Redemption Payments”), and the Company shall thereafter as soon as reasonably practicable, but in no event later than two (2) business days prior to the time such Redemption Payments are due and payable, provide such loan for an Extension in the amount of up to $20,000 per monthly Extension. For avoidance of doubt, the Company shall not be responsible for any costs with respect to the holding of a general meeting of shareholders or any other administrative expenses and professional fees relating to an Extension. Any loan by the Company made pursuant to this Section shall be evidenced by a promissory note in the form attached hereto as Exhibit A and shall be duly executed by the Purchaser and the Company. Notwithstanding anything to the contrary herein, the Company shall not be required to make separate Extension loans pursuant to this Section beyond the Outside Date.

2.2. Termination. Section 8.1(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in ARTICLE VII have not been satisfied or waived by March 11, 2024 (the “Outside Date”) (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by Purchaser); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

3. No Other Amendments; Effect of Amendment. Except for the amendments expressly set forth in this Amendment, the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and the Parties shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

4. Governing Law; Jurisdiction; Jury Trial Waiver. Section 10.5, Section 10.6, and Section 10.7 of the Merger Agreement are incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

5. Further Assurance. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment. The Parties further agree that each of the parties shall cooperate in good faith in advancing the Business Combination of Purchaser.

6. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by electronic means, including DocuSign, Adobe Sign or other similar e-signature services, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Amendment.

[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

The Purchaser:

Lakeshore Acquisition II Corp.

By:	/s/ Bill Chen
Name: Bill Chen
Title: Chief Executive Officer

The Purchaser Representative:

RedOne Investment Limited, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Bill Chen
Name: Bill Chen
Title: Manager

Merger Sub:

LBBB Merger Sub Inc.

By:	/s/ Bill Chen
Name: Bill Chen
Title: Director

The Company:

Nature’s Miracle Inc.

By:	/s/ Tie (James) Li
Name: Tie (James) Li
Title: CEO

The Seller Representative:

By:	/s/ Tie (James) Li
Name: Tie (James) Li

Signature Page to Amendment to Merger Agreement

Exhibit A

Form of Promissory Note